Exhibit 23.1

Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

Independent Registered Public Accounting Firm

The Board of Directors
Kandi Technologies Group, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-156582) and Forms S-3s (as amended) (File No. 333-165055; File No. 333-182319; File No. 333- 191283, File No. 333-196938; File No. 333-198009) of Kandi Technologies Group, Inc. of our report dated March [ ], 2017 with respect to the restated consolidated financial statements of Kandi Technologies Group, Inc., and the effectiveness of internal control over financial reporting of Kandi Technologies Group, Inc., included in this Annual Report on Form 10-K/A for the year ended December 31, 2015.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, China

March [   ], 2017